UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________
FORM 12b-25

SEC FILE NUMBER 1-11657
CUSIP NUMBER 899896104

NOTIFICATION OF LATE FILING
Commission File Number:
________________________________________

(Check One)	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR
For Period Ended: December 28, 2019
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transitional Period Ended: ________________________________________

Noting in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________

PART I - REGISTRANT INFORMATION

Tupperware Brands Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

14901 South Orange Blossom Trail
Address of Principal Executive Office (Street and Number)

Orlando, Florida 32837
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Tupperware Brands Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 28, 2019 (the “Form 10-K”) by the prescribed due date, without unreasonable effort or expense. The Company requires additional time to:

a)
complete its investigation into certain accounting and financial reporting matters in its Fuller Mexico business, which is primarily focused on the accounting for accounts payable and accrued liabilities, in order to determine the impact these matters may have on its financial results. The Company also needs to complete its assessment of identified control deficiencies at this business to be able to reach a conclusion regarding the Company's effectiveness of internal controls over financial reporting; and

b)	finalize its 2019 provision for income taxes, including the determination of the realizability of certain deferred tax assets.

The Company currently anticipates filing its Form 10-K on or before the fifteenth calendar day extension provided by Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Cassandra Harris	407	826-8899
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)

	been filed? If answer is no, identify report(s).			☒	Yes	☐	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected
	by the earnings statements to be included in the subject report or portion thereof?			☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its Form 10-K will reflect a significant decline in its results of operations for the year ended December 28, 2019 as compared to the year ended December 29, 2018. Please refer to the Company’s press release dated February 24, 2020 furnished on Form 8-K on the same date for more information.

Tupperware Brands Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 27, 2020	By:	/s/ Cassandra Harris
Cassandra Harris
Executive Vice President and Chief Financial Officer